NO ACT

PE
12-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035294

Received SEC

FEB 23 2009

Washington, DC 20549

February 23, 2009

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/23/09

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 23, 2008

Dear Mr. Stein:

This is in response to your letter dated December 23, 2008 concerning the shareholder proposals submitted to McGraw Hill by Kenneth Steiner and Nick and Emil Rossi. We also have received letters on the proponents' behalf dated January 9, 2009 and January 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 23, 2008

The first proposal relates to director elections. The second proposal relates to simple majority voting.

We are unable to concur in your view that McGraw Hill may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that McGraw Hill may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that McGraw Hill may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that McGraw Hill may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that McGraw Hill may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that McGraw Hill may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that McGraw Hill may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that McGraw Hill may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 10, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 McGraw-Hill Companies (MHP)
Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds to the company December 23, 2008 no action request submitted for the nominal requestor, McGraw-Hill Companies (MHP), regarding the rule 14a-8 proposals of Kenneth Steiner and Nick Rossi/Emil Rossi. There is an indication that McGraw-Hill is little involved in this no action request because McGraw-Hill is not copied.

The attachment addresses the false company claim of Mr. Steiner's "abdication of involvement." It is from the transcript of the 2007 company annual meeting and it has the transcription of Mr. Steiner's presentation of two shareholder proposals.

For these reasons and the previous reasons it is requested that the staff find that these rule 14a-8 proposals cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Nick Rossi

Scott Bennett <scott_bennett@mcgraw-hill.com>

Further time will be provided following the annual report on operations for questions on any other matters. I would request that all remarks concerning the formal business items be directed to the chair. In order that remarks from the floor may be heard clearly by everyone, we have place microphones on either side. If that's not convenient we have someone with handheld to help you. If you have a question or remark, please state your name and whether you are a shareholder yourself or you represent a shareholder.

Okay. The first item to be voted upon is the election of four directors. We present as nominees for election of directors the four persons named in the proxy statement dated March 19, 2007. The names of the four directors nominated for election are Pedro Aspe, Robert P. McGraw, Hilda Ochoa-Brillembourg, and Edward Rust.

The floor is now open for questions or comments regarding the election of these four directors. And again, those desiring ballots please raise your hand. And I remind you if you've sent in your proxy, or voted by telephone, or over the Internet it is not necessary. Any questions? Since there is no further discussion on this proposal I declare that the voting closed on this item.

The second item to be voted upon is the ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm for 2007. Ms. [Linda Lann] and Ms. [Denise Pelly], partners of Ernst & Young were responsible for McGraw-Hill Companies account are present today at our meeting. They're available now if you wish to ask any question about the selection of their firm or if you wish to ask them any questions about the financial statements of the McGraw-Hill Company. Any questions for them?

The specific proposal then is as follows, resolved at the selection by the board of directors of Ernst & Young to serve as the independent registered public accounting firm for the corporation and its subsidiaries for 2007 be and hereby is ratified and approved. The floor is now open for any questions on that. Seeing none, there is no further discussion on this proposal. I declare the voting closed on this item.

The third item to be voted upon is a shareholder proposal that requests the annual election of each director. I understand that Mr. [Kenneth Steiner] is prepared to present the following proposal resolve shareholders request that our directors take the steps necessary in the most expeditious manner possible to adopt annual elections of each director. I would like to give Mr. Steiner an opportunity to make a statement in support of the proposal at this time if he so wishes. Mr. Steiner?

KENNETH STEINER, SHAREHOLDER: Thank you, Mr. Chairman. I'll make a few brief remarks since you formally entered the proposal into the business at hand I don't need to read it out loud. But will make a few points. What the proposal will do is bring about the annual election of each directors rather than the current staggered system, which means that each year one third of the directors is elected only.

And what the shareholders, or at least I would like to do and the Rossi family upon whose behalf I'm presenting the proposal would like to do is elect all of the directors at one time, at one place, in one day. For reasons indicated in the proxy I would add that last year we had a vote on the same proposal and it won over 64% of the votes cast. And over 50% I believe of all votes, including even those that weren't voted.

By this proposal and this idea of annual election of directors has widespread support including from the Council of Institutional Investors, which many people may not have heard of but they are an umbrella organization that oversees several trillion dollars worth of investments in this country. The proposal also has the support of I believe the best Chairman of the SEC we've ever had, Arthur Levitt, who emphatically supports it.

And I believe that every list of good corporate governance, practices I've ever seen whether from academia, pension funds, or any major shareholder organization supports the annual election of directors. The management has refused to change its position. I hope they will after this year.

I believe that they should look at the trend across the country. It's true as they point out, many companies do still have a classified board. But the trend is clearly toward declassification. Hundreds of companies in recent years have decided to declassify their board, many in response to shareholder proposals, sometimes doing it under their own discretion.

I think the key issue is one of accountability. There's a dispute here. The management points out, or the directors point out on page 56 that overall accountability of the board is achieved through shareholder selection of responsible, experienced, and respected directors. I would agree that these are respected directors and they may be very good directors.

But it's false to state in your proxy that the shareholders are selecting them because on page 15 you point out that you have your own nominating and corporate governance committee that selects them. So the directors are really selecting themselves and then the run unopposed. So I think that's an important point when we discuss accountability.

I also would point out that a classified board would help shareholders be more independent and have more discretion in the event of a takeover offer of the company. The board states on page 56 that the classified structure enhances the board's ability to negotiate the best results for shareholders. Now what the best results for shareholders is is going to be a matter of dispute at that time.

I believe the shareholders themselves can make that decision and would act responsibly. I don't believe that we need -- most of your investors are probably a very sophisticated pension funds, hedge funds, and other shareholders who know what they're doing. I don't believe we need the protection of the board. Furthermore, the board is not unconflicted. In a takeover the directors and management might loss their jobs and millions of dollars in pay, bonuses, and perks that come along with it as we see on page 48.

The directors receive approximately $2 million annually in compensation. I'm not saying they don't deserve it. It's fair compensation but it creates a conflict if there's a takeover. So I believe the best thing to do is to have annual election of directors, give shareholders more power and more say, and I think we'll all be better off for it. Thank you.

HAROLD MCGRAW III: Thank you Mr. Steiner. And let me tell you that board of directors at this company takes that issue very, very seriously. We've had much debate on it. The board of directors does recommend a vote against this proposal. The corporation's current classified board structure has been in place since it was approved by shareholders in 1985.

The board believes that an active, professional board benefits in many ways from classifying its directors in the three classes that you talked about with directors elected to staggered three-year terms. The most notable among these benefits are increased obviously board stability, improved long-term planning, and the enhanced ability to protect shareholder value in a potential takeover.

And the board recommends a vote against this because of the fact that they think it's in the best interest of all the shareholders, Mr. Steiner. The floor is now open for questions or comments regarding this shareholder proposal. Since there is no further discussion on this proposal, I declare the voting closed on this item.

The fourth item to be voted upon is a shareholder proposal requesting the adoption of a simple majority vote. I understand that Mr. Steiner also is prepared to present the following proposal resolve that shareholders recommend that our board take each step necessary to adopt a single majority vote to apply to the greatest extent possible. And again I would like to give Mr. Steiner the opportunity to make any statement if he so wishes.

KENNETH STEINER: Yes, Mr. Chairman, thank you for formally introducing the proposal. I would like to state some reasons why the shareholders should vote in favor of this proposal. But first of all I believe that for those who have been following the news and trends in corporate governance, I believe that the majority vote issue is probably the most prominent one coming before public corporations this year.

I believe a rough estimate is that over 100 companies have already voluntarily gone to a majority vote in this proxy season. And as the annual meeting season is only getting underway, the results that I've seen show overwhelmingly in the votes that shareholders do favor this. And I believe many more hundreds of companies will be adopting this idea within the next year or so. Last year the proposed topic won over 60% yes vote at over 20 major companies.

Now furthermore, Mr. Chairman, one of the reasons that we believe in a majority vote is on page 58 we see that there's a fair price provision. And if there's an interested shareholder having more than 10% of the company's voting power we would need an 80% shareholder vote to approve a transaction. Now I think as we all know this is could scare off potential bidders. To get an 80% vote of shareholders is almost impossible, especially if management opposes it. I've rarely, if ever, seen an 80% vote. In essence this is a stealth poison pill.

With regard to other arguments by the board, you point out that the super majority is desirable because the board is in the best position to evaluate the adequacy and fairness of proposed offers, but I would ask why. Why is the board in the best position? Again I would repeat, you have many long-term, sophisticated investors who would dispute that the board knows better than we do what we should do with our shares and whether or not we should accept the takeover.

So in conclusion, Mr. Chairman, I'm going to predict that both of the proposals today are going to win a majority of the company. And we've had victories here in the past on these issues. And I would respectfully submit to you that this year you do more than just consider the proposals, at least implement one of them.

These are mainstream corporate governance issues and there's certainly no legal requirement for the board to implement these proposals but I think you should see the positive trend in corporate governance, move into the 21st century on these issues, and engage your shareholders in a more progressive fashion. Thank you.

HAROLD MCGRAW III: Thank you again, Mr. Steiner, and let me assure again that the board of directors takes its responsibility very seriously when it comes to these issues and discussing them and will again. However there is a disagreement with your proposal and the board of directors recommend a vote against this proposal. A simple majority vote requirement already applies to most corporate matters submitted to a vote of the company's shareholders.

However the company's charter does require, as you state, an 80% super majority vote for the following major corporate decisions, certain business transactions with an interested shareholder, unless the transaction is approved by a majority of our disinterested directors, and actions by shareholders to change our classified board structure, and to change the size of the board, or to remove a director for cause.

This super majority voting requirement was adopted by our shareholders and relates to fundamental elements of our corporate governance. These requirements are intended to preserve and maximize

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 McGraw-Hill Companies (MHP)
Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds to the company December 23, 2008 no action request submitted for the nominal requestor, McGraw-Hill Companies (MHP), regarding the rule 14a-8 proposals of Kenneth Steiner and Nick Rossi/Emil Rossi. There is an indication that McGraw-Hill is little involved in this no action request because McGraw-Hill is not copied.

The company objects to shareholders using established submittal letter formats. Perhaps the company hopes that the use of varying formats could trigger technical errors by proponents. The company objects to one person attending the annual meeting while another person works on correspondence. The company further objects to a person presenting more than one proposal at its annual meeting.

The company does not disclose the number of its annual meetings for decades at which Mr. Steiner has asked challenging questions and has presented rule 14a-8 proposals, but nonetheless the company accuses Mr. Steiner of "abdication of involvement."

The company says that if the parties involved with rule 14a-8 proposals have $350 million (5% of the company) they could be considered a group. The company does not does give a comparison of $350 million to the disclosed shareholdings of Kenneth Steiner and Nick Rossi.

According the company criteria, if *The Wall Street Journal* interviewed a small group of people at its annual meeting and one person volunteered that they were members of a stamp-collecting club, then they would be "members combined in furtherance of a common objective."

The company said that it is relevant that if a corporation submitted shareholder proposals on behalf of two subsidiaries the two subsidiaries would be "under the same umbrella organization."

Contrary to the company argument, the company does not claim that Kenneth Steiner voted Nick Rossi's shares at the annual meeting or that Nick Rossi ever voted Kenneth Steiner's shares. The company does not claim that Kenneth Steiner and Nick Rossi coordinate their purchase or sale of stock and the company has reviewed their shareholdings for a number of years.

A consistent reading of the company argument would seem to prohibit two members of the Interfaith Center on Corporate Responsibility from submitting separate proposals to one company.

As for the purported precedents, the company does not allege that one of the McGraw-Hill proposals was withdrawn and then re-submitted under another name as claimed in *General Electric* (January 10, 2008). The company does not allege a father-daughter relationship as in *General Electric Company* (January 10, 2008). The company does not allege that the McGraw-Hill shareholders "met on the internet" as claimed in *TRW, Inc.* (January 24, 2001). The company does not allege that any McGraw-Hill proponent denied authorization of a rule 14a-8 proposal as claimed in *PG&E Corporation* (March 1, 2002).

The company describes the persons involved with these two proposals as a "confederation" which is defined as:

1. a group of states that are allied together to form a political unit in which they keep most of their independence but act together for certain purposes such as defense
2. a body comprising representatives of independent organizations that wish to cooperate for some common beneficial purpose
3. Canada a federation
4. the formation of or state of being a confederation

In an effort to save the time and expense of a no action request the following message was sent to the company (company Exhibit B attached):

----- Forwarded Message
From: olmsted ***FISMA & OMB Memorandum M-07-16***
Date: Tue, 02 Dec 2008 23:13:12 -0800
To: "Bennett, Scott" <scott_bennett@mcgraw-hill.com>
Subject: Rule 14a-8 Proposals (MHP) n'

Mr. Bennett,
In regard to the company November 20, 2008 letter, each McGraw-Hill shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 20, 2008 company request.
Sincerely,
John Chevedden

There was not even the courtesy of a reply.

For these reasons it is requested that the staff find that these rule 14a-8 proposals cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

[signature]

John Chevedden

cc:
Kenneth Steiner
Nick Rossi

Scott Bennett <scott_bennett@mcgraw-hill.com>

EXHIBIT B

----- Original Message -----
From: olmsted ***FISMA & OMB Memorandum M-07-16***
To: Bennett, Scott
Sent: Wed Dec 03 02:13:12 2008
Subject: Rule 14a-8 Proposals (MHP)

Mr. Bennett,
In regard to the company November 20, 2008 letter, each McGraw-Hill shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 20, 2008 company request.
Sincerely,
John Chevedden

NO COMPANY REPLY

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

December 23, 2008

BY EMAIL TO <u>shareholderproposals@sec.gov</u>
<u>WITH COPIES BY COURIER</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw-Hill Companies, Inc.
<u>Securities Exchange Act of 1934; Rule 14a-8</u>

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw-Hill Companies, Inc. (the "Company"), a New York corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 7, 2008, the Company received two shareholder proposals (the "Proposals") via email from John Chevedden for inclusion in the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2009 annual meeting of shareholders. One proposal requests the annual election of all of the Company's directors ("Proposal #1") and the other proposal requests that there be no supermajority voting requirements ("Proposal #2") in the Company's governance documents. Proposal #1 states that Kenneth Steiner "sponsored" the proposal; Proposal #2 states that Nick and Emil Rossi, as trustees of the Rossi Family Trust, submitted the proposal.

In particular, Proposal #1 requests the "Company to take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year." Proposal #2 requests that the Company's Board of Directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws" and that it "applies to each 67% and 80% provisions in our charter and bylaws."

Proposal #1 included a form cover letter purportedly executed by Kenneth Steiner designating Mr. Chevedden as "proxy" to act on his behalf and directing all future communications to Mr. Chevedden. Proposal #2 included an essentially identical form letter purportedly executed by Nick and Emil Rossi. A copy of the form letters and the Proposals are attached hereto as Exhibit A.

This letter sets forth the reasons for the Company's belief that it may omit the Proposals from the Proxy Materials relating to the Company's 2009 annual meeting of shareholders pursuant to Exchange Act Rules 14a-8(b) and 14a-8(c). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying Mr. Chevedden, Mr. Steiner and Messrs. Rossi of its intention to omit the Proposals from the Proxy Materials.

The Company intends to file its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2009 and the annual meeting of the Company's shareholders is expected to occur on or about April 29, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

The Proposals are Excludable Pursuant to Rule 14a-8(c)

We believe the Company may exclude the Proposals as violative of the one proposal limit of 14a-8(c). Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." We believe that Mr. Chevedden, Mr. Steiner and the Rossi family are in fact and in practice a group, headed by Mr. Chevedden, with respect to their holdings in the Company. As such, they should be considered as a single shareholder for purposes of Rule 14a-8, with the ability collectively to submit no more than one proposal to the Company at any given shareholders' meeting.

For the past several years, John Chevedden has submitted a great number of shareholder proposals to companies on behalf of various nominal shareholder proponents. According to Risk Metrics Group ("RMG"), the proxy advisory service, Mr. Chevedden submitted more than 125 shareholder proposals to more than 85 companies in 2008 alone. Further, Mr. Chevedden and an alliance of nominal shareholders, including the Rossi family, the Steiner family and the Gilbert family, for whom he frequently serves as "proxy" (the "Chevedden Group"), submitted *more than 15%* of all shareholder proposals submitted between 1997 and 2006. With regard to the Company, for instance, in the past five proxy seasons, the Company's proxy statements featured eight proposals submitted by Mr. Chevedden with either or both Mr. Steiner or Messrs. Rossi as the nominal proponents.

In recent years, including this year, when Mr. Chevedden has submitted shareholder proposals to the Company on behalf of members of the Chevedden Group, the proposals invariably included form letters that referred generically to "[t]his Rule 14a-8 proposal" (without identifying the subject matter of the proposal) and contained other standardized boilerplate. With the exception of the insertion of the name and address of either Mr. Steiner or the Rossi family Trustees and their respective signatures, these form letters are substantially identical. The same holds true with regard to the boilerplate "Notes" section found at the end of each of the proposals: the language is identical save for the insertion of the nominal proponent's name and address.

Moreover, at the Company's 2008 shareholders meeting, at which both the Rossi family and the Steiner family were nominal Rule 14a-8 proponents, Mr. Chevedden advised the Company that Mr. Steiner would attend the shareholders' meeting as the representative of *both* the Rossi and the Steiner proposals. At the meeting, Mr. Steiner read a statement in support of the adoption of *both* proposals. Mr. Steiner's representation of and recitation of a supporting statement on behalf of the Rossi family is clear and unambiguous evidence of their acting in concert as members of the Chevedden Group.

To put the issue into perspective, we would argue that there is no doubt that the Chevedden Group, were they to own collectively more than 5% of any one public company, would constitute a "group" for purposes of filing a Schedule 13D under the Exchange Act. Pursuant to Rule 13d-5 of the Exchange Act:

> When two or more persons agree to act together for the purpose of acquiring, holding, <u>voting</u> or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and(g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons. [Emphasis added.]

The members of the Chevedden Group, through their designation of Mr. Chevedden as their proxy and coordination at shareholder meetings, have been acting in concert for many years to promote shareholders to vote for shareholder proposals that fit within their agenda. Indeed, in one recent interview with The Wall Street Journal, Mr. Chevedden is paraphrased as stating that he targeted certain companies for shareholder proposals "because of what he considers to be their weak governance and the timing of their annual meetings." Mr. Chevedden further stated that "*We* wanted to get early feedback to see what level of support this would generate" (emphasis added). Cari Tuna, "Shareholders Ponder North Dakota Law," The Wall Street Journal (December 9, 2008). As the court in *Wellman v. Dickinson*, 682 F.2d 355, 363 (2d Cir., June 24, 1982), stated: "the touchstone of a group within the meaning of Section 13(d) is that the members combined in furtherance of a common objective."

Indeed, Rule 14a-8(b)(2)(ii) looks to the filing of a Schedule 13D as a basis for proving share ownership of a shareholder. If Mr. Chevedden, Mr. Steiner and the Rossi family collectively owned more than 5% of the Company's shares, we believe they would clearly be required to file a joint 13D, with beneficial ownership of the shares owned by each attributed to one another. Thus, the Chevedden Group should be deemed one shareholder for purposes of 14a-8(c) and limited to submission of no more than one proposal.

If a corporate or other entity had submitted to the Company two shareholder proposals on behalf of two of its subsidiaries, it would seem clear that those proposals would be excludable under Rule 14a-8(c) as being under the same umbrella organization. The Chevedden Group should be treated no differently. The fact that they have not publicly disclosed any "title" to their confederation does not change the fact that they routinely, year after year, submit multiple shareholder proposals at the direction of the group's functioning CEO, John Chevedden. This is an abuse of Rule 14a-8, and the Staff has in the past concurred in the exclusion of multiple proposals where it was evident that named shareholder proponents were in fact members of a collective group under the control of an individual. Thus, for instance, in *First Union Real Estate and Mortgage Investments* (December 20,1995), the Staff held multiple proposals submitted by separate trusts excludable because "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by Mr. Leslie W. Hamilton." In *General Electric Co.* (January 10, 2008), the Staff permitted the exclusion of two shareholder proposals, originally submitted by a Mr. Rocheleau, but then withdrawn and re-submitted by his two daughters, with Mr. Rocheleau as the designated representative, after the company notified Mr. Rocheleau that he personally did not meet the eligibility requirements.

Indeed, proof of the Chevedden Group's existence has been documented by the Staff itself, in *TRW, Inc.* (Jan. 24, 2001), where Mr. Chevedden actively recruited nominal shareholders sympathetic to the Chevedden Group's agenda. In *TRW*, the Staff, in setting forth its basis for exclusion of a proposal nominally submitted by a Mr. Thomas Wallenberg, stated: "In this regard, we note, among other things, that:

- Mr. Wallenberg became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, *after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution*;
- Mr. Wallenberg indicated Mr. Chevedden drafted the proposal;
- Mr. Wallenberg indicated that he is *acting to support Mr. Chevedden and the efforts of Mr. Chevedden.*" (Emphasis added.)

Therefore, the Rossi family and the Steiner family, as members of the Chevedden Group, are collectively eligible to submit only one shareholder proposal to the Company. The Chevedden Group should not be permitted "to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *American Power Conversion Corp.* (March 27, 1996).

On November 20, 2008, the Company notified Mr. Chevedden via email, with copies sent via Federal Express to Mr. Chevedden, Mr. Steiner and the Rossi family, that, among other things, it believed Mr. Chevedden's submission of the Proposals was in violation of the "one proposal" limitation of Rule 14a-8(c). The Company clearly indicated that it would omit both of the Proposals unless Mr. Chevedden responded within 14 days regarding which of the two Proposals he was selecting for inclusion in the Company's Proxy Materials. A copy of the letter and all other written correspondence between the Company and Mr. Chevedden are attached hereto at Exhibit B. Mr. Chevedden failed to withdraw either of the Proposals. Consequently, the Proposals are excludable pursuant to Rule 14a-8(c).

The Proposals are Excludable under Rule 14a-8(b)

Alternatively, Mr. Chevedden's unambiguous control over the shareholder proposals submitted to the Company demonstrate that the Steiner and Rossi families are merely nominal proponents and Mr. Chevedden is the true proponent of the Proposals. Consequently, the Proposals may be omitted from the Company's proxy statement since Mr. Chevedden does not satisfy the eligibility requirements under Rule 14a-8(b).

Mr. Chevedden directly deals with all aspects of the shareholder proposals he submits to the Company. When the Company in the past engaged in dialogue with Mr. Chevedden regarding proposals he submitted to the Company in an attempt to negotiate a compromise on a proposal, Mr. Chevedden would instantly reply—without ever taking any time to consult with the nominal proponent—that *he* would not compromise. It is Mr. Chevedden who has called the Company prior to each of the Company's prior shareholder meetings in which a member of the Chevedden Group had nominally submitted a proposal, advising the Company as to who will be the representative at the meeting to present the proposals and otherwise organizing logistics relating to the proposals. Following the conclusion of the Company's recent annual meetings, Mr. Chevedden has personally called the Company inquiring as to the results on the proposals nominally submitted by members of the Chevedden Group.

This year is no different. Mr. Chevedden personally emailed both of the Proposals to the Company on the same day within a little more than an hour of each other. All responses to the Company's requests, such as regarding proof of ownership and the inability to submit more than one proposal, came directly from Mr. Chevedden. Mr. Chevedden as far as we can tell does not even copy the nominal proponents on any correspondence from Mr. Chevedden to the Company. In short, the nominal shareholder proponents are conspicuously absent from any interaction with the Company. Indeed, the Company sent a copy of its request for proof of ownership to Mr. Steiner on November 20, 2008 and again November 24, 2008, via Federal Express at the address listed in the shareholder proposal. In each case, however, the deliveries came back as undeliverable. Federal Express left a note to enable Mr. Steiner to request re-delivery, but Mr. Steiner did not bother to request it. Even if we assume the address provided in Proposal #1 is Mr. Steiner's lawful address, the fact that he declined to request re-delivery of the package is indicative of his abdication of involvement in the process. It is Mr. Chevedden that is the driving force as to the submission of the shareholder proposals. In short, in all respects, Mr. Chevedden acts as the principal, not as an agent.[1]

In *PG&E Corporation* (March 1, 2002), Mr. Chevedden submitted a shareholder proposal allegedly co-sponsored by multiple shareholders of PG&E, a Mr. Brauff and a Mr. and Mrs. Scaff. PG&E argued that the named proponents were nominal proponents of Mr. Chevedden and, as such, the proposal could be excluded under Rule 14a-8(b). Mr. Brauff, after being contacted by representatives of PG&E, denied authorizing the submission of the proposal. However, when Mrs. Scaff was ultimately contacted by PG&E (the address provided in the proposal was inaccurate and the company discovered her address only after searching the internet), she acknowledged that she and her husband were correctly named in the proposal—but stated that Mr. Chevedden "was handling the matter." The Staff held the proposal excludable—even though Mrs. Scaff acknowledged being mentioned in the proposal and to designating Mr. Chevedden to handle the matter—because "Mr. and Mrs. Lloyd Scaff are nominal proponents for John Chevedden." As in the instant situation, Mr. Chevedden's complete domination of the process in PG&E demonstrated that it was Mr. Chevedden that was the true proponent of the proposal. Thus, even assuming the authenticity of Mr. Steiner's or the Rossi family representatives' respective signatures on the form letters accompanying the Proposals designating Mr. Chevedden as "proxy," Mr. Chevedden's complete domination of the process makes it clear that he is the true proponent. *See also American Power Conversion Corp.* (March 27, 1996) (holding proposal excludable even though signed by nominal proponents); *TRW, Inc.* (January 24, 2001)

[1] The details regarding the interactions between Mr. Chevedden and the Company have been provided to us by Scott L Bennett, Senior Vice President, Associate General Counsel and Secretary of the Company.

(holding proposal excludable because, among other things, "Mr. Chevedden drafted the proposal."); *BankAmerica Corporation* (February 8, 1996) (holding multiple proposals excludable "because the nominal proponents are acting on behalf of, under the control of, or as the alter ego of Aviad Visoly").

Moreover, in the instant situation, the fact that Mr. Steiner and the Rossi family are merely the alter egos of Mr. Chevedden, as described above, would also be grounds for exclusion pursuant to Rule 14a-8(c) since more than one proposal has been submitted to the Company this year by Mr. Chevedden's alter egos. Consequently, Mr. Chevedden, as the true principal sponsor of the proposals, has submitted more than one proposal in violation of Rule 14a-8(c). *First Union Real Estate Mortgage Investments* (December 20, 1995).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposals may be omitted in accordance with Rules 14a-8(b) and Rule 14a-8(c). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposals are omitted in their entirety from the Company's 2009 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: Kenneth Steiner
Rossi Family Trust
John Chevedden

-----Original Messaqe-----
From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 07, 2008 5:23 PM
To: Bennett, Scott
Subject: Rule 14a-8 Proposal (MHP) SMV

Please see the attachment.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Harold McGraw III
Chairman
McGraw-Hill Companies (MHP)
1221 Avenue of the Americas
New York, NY 10020
PH: 212-512-2000
FX: 212-512-3840, 512-4827

Rule 14a-8 Proposal

Dear Mr. McGraw,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10-9-08
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, November 7, 2008]]

3 – Elect Each Director Annually

RESOLVED, shareowners ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Statement of Kenneth Steiner

Our current practice, in which only a few directors stand for election annually, is not in the best interest of our Company and its stockholders. Eliminating this staggered system would give stockholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

Without annual election of each director shareholders have far less control over who represents them," said Arthur Levitt, former Chairman of the Securities and Exchange Commission.

Annual election of each director won greater than 64%-support at our 2006, 2007 and 2008 annual meetings (based on yes and not votes). Plus a shareholder proposal for elimination of our super-majority shareholder voting requirements won greater than 73%-support at our 2007 and 2008 annual meetings. It is more than two and one-half years after our first such majority vote and our directors still had not decided to adopt either topic. At least one proxy advisory service recommended a withhold-vote for directors who do not adopt a shareholder proposal after it wins its first majority vote.

The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director. The Council of Institutional Investors also recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Elect Each Director Annually proposal should be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Our directors served on 8 boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm:

Harold McGraw	United Technologies (UTX)
Sidney Taurel	Eli Lilly (LLY)
Sidney Taurel	International Business Machines (IBM)
Edward Rust	Helmerich & Payne (HP)
Edward Rust	Caterpillar (CAT)
Pedro Aspe	Evercore Partners (EVR)
Kurt Schmoke	Legg Mason (LM)
Douglas Daft	Wal-Mart Stores (WMT)

- These directors held 8 of the 15 seats on our key board committees of audit, nomination and executive pay.
- Linda Koch Lorimer (who chaired our nomination committee) was designated a "Problem Director" by The Corporate Library due to her involvement with the proposed Sprint merger with WorldCom that led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed.
- Two directors each had approximately 20-years tenure – Independence concern:
  Harold McGraw
  James Ross (serving on our audit and nominating committees)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Elect Each Director Annually –
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 07, 2008 6:25 PM
To: Bennett, Scott
Subject: Rule 14a-8 Proposal (MHP) AE

Mr. Bennett,
Please see the attachment.
Sincerely,
John Chevedden

Nick Rossi Trustee
Emil Rossi Trustee

FISMA & OMB Memorandum M-07-16

Mr. Harold McGraw III
Chairman
McGraw-Hill Companies (MHP)
1221 Avenue of the Americas
New York, NY 10020
PH: 212-512-2000
FX: 212-512-3840, 512-4827

Rule 14a-8 Proposal

Dear Mr. McGraw,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08
Emil Rossi Oct-6-2008

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, November 7, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This applies to each 67% and 80% provisions in our charter and bylaws.

Statement of Nick Rossi

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This topic won greater than 73%-support at our 2007 and 2008 annual meetings (based on yes and not votes). Also annual election of each director won greater than 64%-support at our 2006, 2007 and 2008 annual meetings. It is more than two and one-half years after our first such majority vote and our directors still had not decided to adopt either topic. At least one proxy advisory service recommended a withhold-vote for directors who do not adopt a shareholder proposal after it wins its first majority vote.

Meanwhile at our 2008 annual meeting our following directors received from 35% to 43% in withheld votes:

Harold McGraw
Winfried Bischoff
Douglas Daft
Linda Koch Lorimer

And our following directors received 31% in withheld votes:

Pedro Aspe
Robert McGraw
Hilda Ochoa-Brillembourg
Edward Rust

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - D" in Corporate Governance.
  - "High" in Overall Governance Risk Assessment.

• We had to marshal an awesome 80% shareholder vote to make certain key governance changes – Entrenchment concern.
• We had no shareholder right to:
  To call a special meeting.
  To act by written consent.
  Cumulative voting.
  An independent Chairman.
  A Lead Director
• Our board should take the initiative in adopting the above topics rather than abdicate to shareholders the initiative to introduce such proposals for improvement.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Nick Rossi and Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

----- Original Message -----
From: olmsted ***FISMA & OMB Memorandum M-07-16***
To: Bennett, Scott
Sent: Wed Dec 03 02:13:12 2008
Subject: Rule 14a-8 Proposals (MHP) n'

Mr. Bennett,
In regard to the company November 20, 2008 letter, each McGraw-Hill shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 20, 2008 company request.
Sincerely,
John Chevedden

From: Bennett, Scott [mailto:scott_bennett@mcgraw-hill.com]
Sent: Monday, November 24, 2008 4:18 PM
To: olmsted
Subject: RE: Rule 14a-8 Broker Letter (MHP) AE

Via Federal Express and E-Mail

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Chevedden

The McGraw-Hill Companies will accept the letter from DJF Discount Brokers as verification of Mr. Steiner's ownership of the McGraw-Hill shares. However, we call your attention to our letter of November 20, 2008, and we reiterate our intention to omit from our 2009 proxy statement both of the shareholder proposals described in our letter of November 20, unless you withdraw one of those proposals prior to the close of business, 5:30 pm Eastern time, on December 4, 2008.

Sincerely

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
Legal Department- 48th Floor
1221 Avenue of the Americas
New York, NY 10020
212.512.3998 Tel
212.512.3997 Fax

Cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Nick Rossi and Emil Rossi

FISMA & OMB Memorandum M-07-16

-----Original Message-----
From: olmsted [mailto:FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 24, 2008 2:36 PM
To: Bennett, Scott
Subject: Rule 14a-8 Broker Letter (MHP) AE
Mr. Bennett,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

-----Original Message-----
From: Bennett, Scott [mailto:scott_bennett@mcgraw-hill.com]
Sent: Friday, November 21, 2008 1:29 PM
To: olmsted
Subject: RE: Rule 14a-8 Proposal (MHP)

Dear Mr. Chevedden
This is to confirm that The McGraw-Hill Companies' shareholder records reflect that Emil Rossi and Nick Rossi as Trustees have owned 16,000 shares since 5/10/2002.

Sincerely

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
Legal Department- 48th Floor
1221 Avenue of the Americas
New York, NY 10020
212.512.3998 Tel
212.512.3997 Fax

-----Original Message-----
From: olmsted [mailto***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 20, 2008 9:02 PM
To: Bennett, Scott
Subject: Rule 14a-8 Proposal (MHP)

Mr. Bennett, Please confirm that you have verification of ownership for the
Rossi proposal.
John Chevedden

The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

November 20, 2008

VIA FEDERAL EXPRESS AND E-MAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On November 7, 2008, you submitted via email two separate shareholder proposals for inclusion in our 2009 proxy statement regarding:

1. Annual Election of Directors; and
2. Adoption of Simply Majority Vote

As requested in the letter from Mr. Steiner dated October 9, 2008 and from Messrs. Nick and Emil Rossi dated October 6, 2008 that accompanied your submission of the respective proposals, we are addressing this correspondence to you, rather than Mr. Steiner and Messrs. Rossi. We are also enclosing a copy of the applicable SEC provision, Rule 14a-8, for your reference.

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c) of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw. If you do not timely advise me regarding which of the above proposals you wish to withdraw, we intend to omit both proposals from our 2009 proxy statement in accordance with Rule 14a-8(c)

This letter is also intended to notify you that, with regard to the proposal concerning the annual election of directors, we have not received sufficient proof that Mr. Kenneth Steiner has continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date of submission of that proposal. Pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2009 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

We have searched our shareholder records, but are unable to find Mr. Steiner listed as a record holder of McGraw-Hill stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8(b) and as described above.

If Mr. Steiner is a McGraw-Hill stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the McGraw-Hill shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that your response, including the required documentation of ownership, should be sent directly to my attention and must be postmarked or transmitted electronically within 14 calendar days of the date you receive this request, and that the Company reserves the right to exclude both proposals under the applicable provisions of Regulation 14A.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Nick Rossi and Emil Rossi

FISMA & OMB Memorandum M-07-16

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.